[ALLERGAN LETTERHEAD]

May 2, 2012

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allergan, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-10269

Dear Mr. Rosenberg:

We are responding to your letter dated May 1, 2012, regarding the review of the above-referenced filing. Pursuant to our discussion today with Tabatha Akins, Staff Accountant, we hereby confirm that Allergan, Inc. (the “Company”) intends to provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before May 30, 2012.

If you have any questions or comments with regard to this response or other matters, please call me at (714) 246-4815.

Very truly yours,

/s/ James F. Barlow
James F. Barlow Senior Vice President, Corporate Controller (Principal Accounting Officer)

cc:	Jeffrey L. Edwards

Arnold A. Pinkston

Matthew J. Maletta

Tabatha Akins